

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

July 22, 2013

Via E-Mail

Brian M. Stadler, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954

> **Re: BRE Select Hotels Corp**
> **Schedule TO-I filed July 15, 2013**
> **File No. 005-87542**

Dear Mr. Stadler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Offer to Purchase

1. We note that you are offering to purchase all of the outstanding Preferred Shares for cash. Please advise as to why you believe that Rule 13e-3 does not apply to this tender offer. Alternatively, please file a Schedule 13E-3 and revise to provide and disseminate all of the disclosure required by that Schedule with respect to each named filing person. Refer to Rule 13e-3(a)(3)(i)(B) and (ii)(A).

2. Please advise as to why the issuer, BRE Select Hotels Corp, should not be included as an offeror on the Schedule TO, or revise to add the issuer as a filer and include all of the information required by Schedule TO as to the issuer and any control persons.

Tender of Preferred Shares; Acceptance for Payment…, page 14

3. We note that the offeror reserves the right to transfer or assign the right to purchase securities in this offer. Please confirm your understanding that any entity to which the offeror assigns the right to purchase securities in this offer must be included as an additional offeror in this offer. Adding additional offerors may require you to disseminate additional offer materials and to extend the term of the offer.

Source and Amount of Funds, page 17

4. We note that the offer will be funded by equity contributions to BRE Holdings by Blackstone Real Estate Partners VII L.P. and its affiliates. Please revise to further describe the equity contribution arrangements.

Exhibit (a)(1)(D)

5. Please revise, in future filings, to omit the reference to Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the Private Securities Litigation Reform Act of 1995 or its safe harbor provision in any future press releases or other communications relating to this offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

       Sincerely,

       /s/ Peggy Kim

       Peggy Kim
       Special Counsel
       Office of Mergers & Acquisitions